                         SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                                       OMB APPROVAL
                                                       ------------
                                                  OMB Number: 3235-1045
                                                  Expires:  August 31, 1999
                                                  Estimated average burden hours
                                                  per response ............14.90

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)*



                       SECURITY DYNAMICS TECHNOLOGIES, INC.
                       ------------------------------------
                                  (NAME OF ISSUER)

                                    COMMON STOCK
                                    ------------
                           (TITLE OF CLASS OF SECURITIES)


                                    814208 10 4
                                    -----------
                                   (CUSIP NUMBER)



     Check the appropriate box to designate the rule pursuant to which this
                                 Schedule is filed:

                                 / / Rule 13d-1(b)

                                 / / Rule 13d-1(c)

                                 /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13G
CUSIP No. 814208 10 4

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Addison M. Fischer
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [ ]
                                                                      (b)   [X]
-------------------------------------------------------------------------------
  3       SEC USE ONLY

-------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
       NUMBER OF            5    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               1,890,944
        OWNED BY
          EACH
       REPORTING
      PERSON WITH:
                            ---------------------------------------------------
                            6    SHARED VOTING POWER

                                   -0-
                            ---------------------------------------------------
                            7    SOLE DISPOSITIVE POWER

                                 1,890,944
                            ---------------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                   -0-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,890,944
-------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [X]
           The aggregate amount in Row 9 excludes an aggregate of 93,752 shares of the Issuer's Common Stock held of record by Kairdos, L.L.C., a Delaware limited liability company, in which the reporting person is a stockholder and director. The reporting person disclaims beneficial ownership over the shares except to the extent of his pecuniary interest therein.
-------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.8%
-------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON (See Instructions)

           IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP No. 814208 10 4


ITEM 1(a) NAME OF ISSUER:  Security Dynamics Technologies, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 36 Crosby Drive,
                                                           Bedford, MA  01730

ITEM 2(a) NAME OF PERSON FILING:  Addison M. Fischer

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          The principal business office of the reporting person is 3506 Mercantile Avenue, Naples, Florida 34104-3310.

ITEM 2(c) CITIZENSHIP:  U.S.

ITEM 2(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share

ITEM 2(e) CUSIP NUMBER:  814208 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
          Not Applicable

          (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b)  / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c);

          (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) / / An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) / / A church plan is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.   OWNERSHIP.

          The information contained in Items (5), (7), (9) and (11) of the cover page hereof is incorporated herein by this reference. The reporting person may be deemed to be the beneficial holder of 156,400 shares held by a grantor retained annuity trust of which the reporting person is the trustee and over which he has sole voting and investment control. These shares are included in the shares referenced in items (5), (7), (9) and (11) of the cover page.

                                  SCHEDULE 13G
CUSIP No. 814208 10 4


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.



ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable

ITEM 10.  CERTIFICATION.

               Not Applicable

                                  SCHEDULE 13G
CUSIP No. 814208 10 4


                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     Dated: June 14, 1999                         /s/Addison M. Fischer
                                                  ---------------------
                                                  Addison M. Fischer